FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 20, 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                            No    X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBIT

1.	Notice of Annual General Meeting 2014 and Shareholders’ Circular, dated 20 March 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 20 March 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

Item 1

Letter from the Chairman

This document is important and requires your immediate attention

If you are in any doubt about its contents or what action you should take, you should consult your Independent Financial Adviser. If you have sold or transferred all of your AstraZeneca ordinary shares you should send this document and the related documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Dear Shareholder

This letter is sent on behalf of the board of Directors (the Board) of AstraZeneca PLC (the Company) and is to be read in conjunction with various documents concerning your shareholding in the Company. These documents are:

1	A Shareholders’ Circular incorporating the formal Notice of the Annual General Meeting of the Company to be held on Thursday 24 April 2014 (AGM); and

2	A Proxy Form and Attendance Card for the AGM.

The meeting place for the AGM will be the Lancaster London Hotel, Lancaster Terrace, London W2 2TY and the AGM will commence at 2.30pm (BST).

The business to be conducted at the AGM is summarised below.

Items 1 – 4: Accounts, Dividend, Reappointment of Auditor and Authority to agree the remuneration of the Auditor

The purpose of these resolutions is:

>	To receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2013. This can be found in the Annual Report and Form 20-F Information 2013 (Annual Report), which is available on our website, www.astrazeneca.com, or by request from the Company.
>	To confirm the first interim dividend of US$0.90 (59.2 pence, SEK 5.92) per ordinary share and to confirm, as the final dividend for 2013, the second interim dividend of US$1.90 (116.8 pence, SEK 12.41) per ordinary share.
>	To appoint KPMG LLP, London as Auditor of the Company.
>	To authorise the Directors to agree the remuneration of the Auditor.

It is proposed that KPMG LLP be appointed as the Company’s Auditor, following a decision to wind down the Company’s current Auditor, KPMG Audit Plc, as part of a KPMG internal reorganisation. Pursuant to section 519 of the Companies Act 2006 (the Act), KPMG Audit Plc has informed the Company that it is not seeking reappointment and has provided a statutory statement of circumstances upon ceasing to hold office. In accordance with section 520 of the Act, a copy of this statement is set out below:

Dear Sirs

Statement to AstraZeneca PLC (no. 2723534) on ceasing to hold office as auditors pursuant to section 519 of the Companies Act 2006

The circumstances connected with our ceasing to hold office are that our company, KPMG Audit Plc, has instigated an orderly wind down of business. KPMG LLP, an intermediate parent, will immediately be seeking appointment as statutory auditor.

We request that any correspondence in relation to this statement be sent to our registered office, 15 Canada Square, London, E14 5GL, marked for the attention of the Audit Regulation Department.

Yours faithfully,

KPMG Audit Plc

The Company understands that this change reflects a decision by KPMG to simplify the way in which it does business by reducing the number of legal entities through which audit work is carried out, with the aim of reducing confusion in the marketplace. Following an internal review, KPMG is proposing that KPMG LLP will become the sole auditor entity and the activities of KPMG Audit Plc will be wound down. The change is administrative in nature and will not have any impact on audit processes or timelines. The Company understands that KPMG LLP and KPMG Audit Plc are both assured entities under the KPMG group insurance arrangements and the proposed change from KPMG Audit Plc to KPMG LLP will have no effect on any limit within the insurance cover available. Consequently, the Company believes that the proposed change does not adversely affect the interests of shareholders.

Item 5: Election or re-election of Directors

At the AGM, as usual and in accordance with the Company’s Articles of Association, all of the Directors are retiring. The biographical details of each Director presenting himself or herself for election or re-election are set out in the Notice of AGM and Shareholders’ Circular.

Ann Cairns will be proposed to shareholders for election as a
Non-Executive Director at the AGM. Ann will bring deep experience of international business leadership to the Board, combined with significant financial experience. She will become a member of the Audit Committee. More information about her background and experience is set out in Resolution 5.

In December 2013, the Board considered the independence of the current
Non-Executive Directors under the UK Corporate Governance Code (the Code). As Chairman, I met the independence criteria prescribed in the Code upon my appointment. Under the Code, it is not considered appropriate to repeat this test after my appointment.

The Board concluded that, with the exception of Marcus Wallenberg, all the Non-Executive Directors presenting themselves for re-election are independent in character and judgement and that there are no relationships or

2 Notice of Annual General Meeting 2014 and Shareholders’ Circular	AstraZeneca PLC Registered No.2723534 Registered Office 2 Kingdom Street London W2 6BD

circumstances likely to affect their character or judgement. In January 2014, the Board completed the annual evaluation of its performance and that of its Committees and individual Directors. The Board concluded that each Director continues to make effective and valuable contributions to the Board and to demonstrate commitment to the role. More information about these matters and how the Board operates can be found in the Corporate Governance Report in the Annual Report, which is available on our website, www.astrazeneca.com, or by request from the Company.

Items 6 and 7: Directors’ Remuneration Report

The purpose of Resolution 6 is to receive and approve the annual statement of the Chairman of the Remuneration Committee (the Statement) and the Annual Report on Remuneration for the year ended 31 December 2013. The purpose of Resolution 7 is to receive and approve the Directors’ Remuneration Policy (the Policy).

The Statement and the Annual Report on Remuneration can be found on pages 102 to 113 and the Policy can be found on pages 114 to 126 of the Annual Report, which is available on our website, www.astrazeneca.com, or by request from the Company.

The Board considers that appropriate executive remuneration plays a vital part in helping to achieve the Company’s overall objectives and, accordingly, and in compliance with the legislation, shareholders will be invited to approve the Statement and the Annual Report on Remuneration, and the Policy. The Annual Report on Remuneration gives details of the remuneration paid to the Directors during the year ended 31 December 2013. The Policy sets out the Company’s forward-looking policy on Executive and
Non-Executive Directors’ remuneration.

The vote on the Statement and the Annual Report on Remuneration is advisory in nature in that payments made or promised to Directors will not have to be repaid, reduced or withheld in the event that Resolution 6 is not passed.

The vote on the Policy is a binding vote. If Resolution 7 is passed, the Policy will take effect from 1 January 2015 (the Effective Date) and, from the Effective Date, the Company may not make a remuneration payment or payment for loss of office to a person who is, is to be, or has been a Director of the Company unless the payment is consistent with the Policy, or such payment has otherwise been approved by a shareholder resolution. If approved by shareholders, the Policy will be subject to a binding shareholder vote by ordinary resolution at least every three years, except in the event that a change to the Policy is proposed or the advisory vote on the Statement and the

Annual Report on Remuneration is not passed in any year subsequent to the approval of the Policy.

Item 8: Political donations

The purpose of Resolution 8, which is proposed as an ordinary resolution, is to authorise the Company and/or its subsidiaries to make limited political donations or incur limited political expenditure, within the meaning of such expressions as contained in the Act, within the European Union. The purpose of this resolution is not to alter the Company’s policy of not making such political donations or incurring such political expenditure. However, given the breadth of the relevant sections in the Act, it may be that some of the Company’s activities could fall within the potentially wide definitions of political donations and political expenditure under the Act and, without the necessary authorisation, the Company’s ability to communicate its views effectively to, for example, interest groups or lobbying organisations could be inhibited.

Accordingly, the Company believes that the authority contained in this resolution is necessary to allow it and its subsidiaries to fund activities in relation to which it is in the interests of shareholders that the Company should support. Such authority will enable the Company and its subsidiaries to be sure that they do not, because of any uncertainty as to the bodies or the activities covered by the Act, unintentionally commit a technical breach of the relevant sections of the Act. Any donations or expenditure, which may be made or incurred under the authority of Resolution 8, will be disclosed in next year’s Annual Report and
Form 20-F Information.

Item 9: Allotment of new shares

The purpose of Resolution 9, which is proposed as an ordinary resolution, is to enable the Directors to exercise their power under the Company’s Articles of Association to allot new shares in the capital of the Company. The Directors may only allot shares or grant rights to subscribe for, or convert any security into shares, if authorised to do so by shareholders.

As specified in the resolution, the Directors’ authority will only be valid until the conclusion of the AGM in 2015 or the close of business on 24 July 2015, whichever is earlier. Other than the allotment of shares for the purposes of fulfilling the Company’s obligations under certain of its share plans, the Directors have no present intention to exercise this authority. However, it is considered prudent to acquire the flexibility that this authority provides. The Company’s Directors intend to seek renewal of this authority annually.

Paragraph (a)(i)(A) of Resolution 9 will, if passed, authorise the Directors to allot shares or grant rights to subscribe for, or to convert any security into, such shares in the Company up to a maximum nominal amount of US$105,070,075. This amount represents 33.33% of the total ordinary share capital of the Company in issue at 28 February 2014 (being the last practicable date prior to publication of this Notice of AGM). Paragraph (a)(i)(B) of Resolution 9 authorises the Directors to allot, including the shares referred to in paragraph (a)(i)(A), further of the Company’s unissued shares up to an aggregate nominal amount of US$210,140,151 in connection with a pre-emptive offer to existing shareholders by way of a rights issue (with exclusions to deal with fractional entitlements to shares and overseas shareholders to whom the rights issue cannot be made due to legal and practical problems). This amount represents 66.66% of the total ordinary share capital of the Company in issue at 28 February 2014.

At 28 February 2014, no shares in the Company were held as treasury shares.

For information, during 2013, the Directors used equivalent authorities, given to them by shareholders at previous AGMs, for the purposes of fulfilling the Company’s obligations under its various share plans.

The number of new shares allotted during 2013, the percentage of the Company’s share capital they represented at 31 December 2013 and the share plans in respect of which they were allotted are shown in the table below.

Share allotments during 2013

	No. of shares allotted	Percentage of issued share capital at 31 Dec 13
AstraZeneca Share Option Plan[1]	10,010,709	0.80
AstraZeneca Savings-Related Share Option Plan	296,195	0.02
AstraZeneca All-Employee Share Plan[2]	83,635	0.01
Total allotted in 2013	10,390,539	0.83

[1]	No further options are being granted under this plan.
[2]	UK Share Incentive Plan approved by HM Revenue & Customs.

No other new shares in the Company were allotted during 2013.

Item 10: Pre-emption rights

The purpose of Resolution 10, which is proposed as a special resolution, is to grant authority to the Directors (subject to the passing of Resolution 9) to allot shares of the Company and to sell treasury shares for cash as if the pre-emption provisions of section 561 of the Act do not apply. Under section 561(1) of the Act, if the Directors wish to allot shares, or grant rights to subscribe for, or convert securities into shares, or sell treasury shares for cash (other than pursuant to an

AstraZeneca PLC Registered No.2723534 Registered Office 2 Kingdom Street London W2 6BD	Notice of Annual General Meeting 2014 and Shareholders’ Circular 3

Letter from the Chairman

employee share scheme), they must first be offered to existing shareholders pro rata to their holdings.

This provision is designed to prevent the holdings of existing shareholders being diluted against their wishes by the allotment of new shares. There may be occasions however, when the Directors need the flexibility to finance business opportunities by the issue of shares without a pre-emptive offer to existing shareholders. This cannot be done under the Act unless shareholders have first waived their pre-emption rights. Resolution 10 asks shareholders to do this and, apart from rights issues or any other pre-emptive offer concerning equity securities, the authority contained in this resolution will be limited to the issue of shares for cash up to an aggregate nominal value of US$15,762,087 (which includes the sale on a non pre-emptive basis of any shares held in treasury), which represents no more than 5% of the total ordinary share capital of the Company in issue at 28 February 2014 (being the last practicable date prior to publication of this Notice of AGM). In accordance with the Pre-Emption Group’s Statement of Principles, the Board confirms its intention that no more than 7.5% of the issued share capital (excluding treasury shares) will be issued for cash on a non pre-emptive basis during any rolling three year period. This authority will expire at the conclusion of the AGM in 2015 or the close of business on 24 July 2015, whichever is earlier.

The Directors have no present intention of exercising this authority but are requesting this authority in order to give them the flexibility to use shares, if so required, in connection with the proper development of the business.

Item 11: Purchase of own shares by the Company

The purpose of Resolution 11, which is proposed as a special resolution, is to renew the authority granted at last year’s AGM which expires on the date of the forthcoming AGM. The resolution authorises the Company to make market purchases of its own shares as permitted by the Act. The authority limits the total number of shares that could be purchased to a maximum of 126,096,700 (representing less than 10% of the issued share capital of the Company at 28 February 2014) and sets minimum and maximum prices.

No shares were repurchased during 2013 and the Board has no intention of repurchasing shares in 2014. The authority sought under Resolution 11 will be exercised only if the Directors believe that to do so would result in an increase in earnings per share and would be likely to promote the success of the Company for the benefit of shareholders generally. The Directors’ current intention is that, in such circumstances, any shares so repurchased would be cancelled.

The authority being sought under Resolution 11 would permit any shares so purchased either to be cancelled or held as treasury shares. In order to maximise its opportunities for access to the market, the Company may also consider using the same authority from shareholders to give irrevocable instructions to banks to enable any share repurchases to continue during the close periods ahead of the quarterly publication of its results. If this were done, appropriate and timely announcements to the stock exchanges would be made.

At 28 February 2014, the total number of shares under option that were outstanding under all of the Company’s share option plans was 6,035,146 representing 0.48% of the Company’s issued share capital at that date. This number of outstanding shares under option could potentially represent 0.60% of the issued capital of the Company, if the Company were to purchase its own shares to the fullest possible extent of its authority from shareholders (both existing and being sought).

This authority will only be valid until the conclusion of the AGM in 2015 or the close of business on 24 July 2015, whichever is earlier.

Item 12: Notice period for general meetings

The purpose of Resolution 12, which is proposed as a special resolution, is to reduce the notice period required for a general meeting of the Company (other than an AGM) to 14 clear days. Changes made to the Act by the Companies (Shareholders’ Rights) Regulations 2009 (the Shareholders’ Rights Regulations) increase the notice period required for general meetings of the Company to 21 days unless shareholders approve a shorter notice period, which cannot however be less than 14 clear days. AGMs will continue to be held on at least 21 clear days’ notice.

Before the coming into force of the Shareholders’ Rights Regulations on 3 August 2009, the Company was able to call general meetings (other than an AGM or a general meeting for the passing of a special resolution or a resolution appointing a person as a Director) on 14 clear days’ notice without obtaining such shareholder approval. In order to preserve this ability to call such general meetings on 14 clear days’ notice (and to extend this ability to general meetings for the passing of a special resolution or a resolution appointing a Director), Resolution 12 seeks such approval. The flexibility offered by Resolution 12 will be used where, taking into account the circumstances, the Directors consider that it is merited by the business to be considered at the meeting and it is thought to be in the interests of shareholders as a whole. The Company undertakes to meet the requirements for electronic voting under the Shareholders’ Rights Regulations before calling a general meeting on 14 clear days’ notice. The approval will be effective until the Company’s next AGM, when it is intended that a similar resolution will be proposed.

Item 13: New AstraZeneca 2014 Performance Share Plan

The purpose of Resolution 13 is to approve the new AstraZeneca 2014 Performance Share Plan. The new plan will replace the existing plan which was approved by shareholders at the Company’s AGM in 2005 for a period of 10 years. A summary of the new AstraZeneca 2014 Performance Share Plan is set out in Appendix 1 to the Shareholders’ Circular.

The Directors consider all of the proposed resolutions to be in the best interests of the Company and shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of all the resolutions.

All resolutions will be put to a poll vote. This means that the votes of all shareholders, including the majority of our shareholders who cannot attend the meeting but who submit a Proxy Form, are counted.

You are requested to complete and return your Proxy Form as soon as possible. If you are a registered holder you may, if you wish, register the appointment of your proxy electronically either via the internet or, if you hold your shares through CREST, using the CREST electronic proxy appointment service. Please refer to the notes in the Notice of AGM from page 8 for details. The appointment of a proxy will not prevent you from also attending the AGM and, if you are a registered holder, voting in person. All shareholders or proxies attending the AGM are asked to bring the Attendance Card with them. If you wish to appoint a corporate representative to attend the AGM, please refer to the notes in the Notice of AGM from page 8 for details.

Yours faithfully,

Leif Johansson

Chairman

20 March 2014

4 Notice of Annual General Meeting 2014 and Shareholders’ Circular	AstraZeneca PLC Registered No.2723534 Registered Office 2 Kingdom Street London W2 6BD

Notice of Annual General Meeting 2014 and Shareholders’ Circular

Notice is hereby given that the Annual General Meeting (AGM) of AstraZeneca PLC (the Company) will be held on Thursday 24 April 2014 at 2.30pm (BST) at the Lancaster London Hotel, Lancaster Terrace, London W2 2TY. You will be asked to consider and pass the following resolutions. Resolutions 10 to 12 inclusive will be proposed as special resolutions. All other resolutions will be proposed as ordinary resolutions.

Ordinary Resolutions

1	To receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2013.

2	To confirm the first interim dividend of US$0.90 (59.2 pence, SEK 5.92) per ordinary share and to confirm as the final dividend for 2013 the second interim dividend of US$1.90 (116.8 pence, SEK 12.41) per ordinary share.

3	To appoint KPMG LLP, London as Auditor of the Company.

4	To authorise the Directors to agree the remuneration of the Auditor.

5	To elect or re-elect the following Directors of the Company with effect from the end of the AGM as separate resolutions:

A separate vote will be taken in respect of the election or re-election of each Director. In accordance with Article 66 of the Company’s Articles of Association, all of the Directors will retire at the AGM in 2015 and may present themselves for re-election.

Leif Johansson (62)

Non-Executive Chairman of the Board, Chairman of the Nomination and Governance Committee, and member of the Remuneration Committee

Elected as a Director in April 2012 and became Non-Executive Chairman of the Board in June 2012. Leif Johansson is also the Chairman of global telecommunications company, LM Ericsson, a position he has held since April 2011. From 1997 until 2011, he was Chief Executive of AB Volvo, one of the world’s leading manufacturers of trucks, buses, construction equipment, drive systems and aerospace components. He spent a significant part of his early career at AB Electrolux, latterly as Chief Executive from 1994 to 1997. He was a Non-Executive Director of Bristol-Myers Squibb Company from 1998 to September 2011, serving on the board’s audit committee and compensation and management development committee.

He is Chairman of the European Round Table of Industrialists and the International Advisory Board of the Nobel Foundation. He holds board positions at Svenska Cellulosa Aktiebolaget SCA and Ecolean AB. He holds an MSc in engineering from Chalmers University of Technology, Gothenburg, and has been a member of the Royal Swedish Academy of Engineering Sciences since 1994. He became Chairman of the Academy in 2012.

Pascal Soriot (54)

Executive Director and
Chief Executive Officer

Appointed as a Director and CEO in October 2012. From 2010 to September 2012, he served as Chief Operating Officer of Roche AG’s pharmaceuticals division. Prior to that, he was CEO of Genentech, a biologics business, and led its successful merger with Roche. He joined the pharmaceutical industry in 1986 and has worked in senior management roles throughout the world in a number of major companies. He brings to AstraZeneca a significant breadth of experience in both established and emerging markets, strength of strategic thinking, a successful track record of managing change and putting strategy into operation, and the ability to lead a diverse organisation, having lived in Australia, Japan, the US and Europe. He is a doctor of veterinary medicine (École Nationale Vétérinaire d’Alfort, Maisons-Alfort) and holds an MBA from HEC, Paris.

Marc Dunoyer (61)

Executive Director and
Chief Financial Officer

Appointed as a Director and CFO in November 2013, and served as Executive Vice-President, Global Portfolio & Product Strategy from June to October 2013. He qualified as an accountant and joined AstraZeneca during 2013 from GlaxoSmithKline plc, where he was Global Head of Rare Diseases and (concurrently) Chairman, GSK Japan. His career in pharmaceuticals, which has included periods with Roussel Uclaf, Hoechst Marion Roussel as well as GSK, has given him extensive experience of the industry, including finance and accounting; corporate strategy and planning; research and development; sales and marketing; business reorganisation; and business development. He has an MBA from HEC, Paris, and a Bachelor of Laws degree from Paris University.

Geneviève Berger (59)

Non-Executive Director and member of the Science Committee

Elected as a Director in April 2012. Geneviève Berger is Chief Science Officer at Unilever PLC and a member of the Unilever Leadership Executive. She holds three doctorates – in physics, human biology and medicine. She was appointed Professor of Medicine at Université Pierre et Marie Curie, Paris in 2006. From 2003 to 2008 she was Professor and Hospital Practitioner at l’Hôpital de la Pitié-Salpêtrière, Paris. Her previous positions include Director of the Biotech and
Agri-Food Department, then Head of the Technology Directorate at the French Ministry of Research and Technology (1998-2000); Director General, Centre National de la Recherche Scientifique (2000-2003); and Chairman of the Health Advisory Board of the EU Commission (2006-2008). She was a non-executive board member of Unilever from 2007 to 2008 before being appointed to her current position and was a Non-Executive Director of Smith & Nephew plc from 2010 to 2012.

Bruce Burlington (65)

Non-Executive Director and member of the Audit Committee and the Science Committee

Appointed as a Director in August 2010. Bruce Burlington is a pharmaceutical product development and regulatory affairs consultant and brings extensive experience in those areas to the Board. He is also a non-executive board member of Cangene Corporation and the International Partnership for Microbicides, and a member of the scientific advisory boards of the International Medica Foundation and H. Lundbeck A/S. Previously, he spent 17 years with the FDA, serving as director of its Center for Devices and Radiological Health as well as holding a number of senior roles in the Center for Drug Evaluation and Research. After leaving the FDA, he served in a series of senior executive positions at Wyeth (now part of Pfizer).

AstraZeneca PLC Registered No.2723534 Registered Office 2 Kingdom Street London W2 6BD	Notice of Annual General Meeting 2014 and Shareholders’ Circular 5

Notice of Annual General Meeting 2014 and Shareholders’ Circular

Ann Cairns (57)

Proposed Non-Executive Director

Ann Cairns is President, International Markets, for MasterCard, responsible for the management of all markets and customer-related activities outside North America. She is credited with building sustainable, strong growth rates for the company, leading the rollout of innovation and building new global partnerships with governments, telecommunication companies and organisations such as the World Food Programme. She brings more than 20 years’ experience working in senior management positions across Europe and the US, running global retail and investment banking operations. Prior to joining MasterCard in August 2011, she was head of the Financial Industry Group with Alvarez & Marsal in London, where she led the European team managing Lehman Brothers Holdings International through the Chapter 11 process. Prior to that she was CEO, Transaction Banking at ABN AMRO, and spent 15 years in senior operational positions at Citigroup. At the start of her career, she spent time as an award-winning research engineer, culminating as the head of Offshore Engineer – Planning for British Gas. Managing a team of more than 50 engineers, she was the first woman qualified to work offshore in Britain. She received a first class BSc in Pure Mathematics at Sheffield University and a MSc with research into medical statistics from Newcastle University.

Graham Chipchase (51)

Non-Executive Director and
member of the Audit Committee

Elected as a Director in April 2012. Graham Chipchase is the Chief Executive of global consumer packaging company, Rexam PLC. He was appointed to the position in 2010 after previous service at Rexam as Group Director, Plastic Packaging (2005-2009) and Group Finance Director (2003-2005). Before joining Rexam, he was Finance Director of Aerospace Services at global engineering group, GKN plc, from 2001 to 2003. After starting his career with Coopers & Lybrand Deloitte, he held a number of finance roles in the industrial gases company, The BOC Group plc (now part of The Linde Group) (1990-2001). He is a Fellow of the Institute of Chartered Accountants in England and Wales and holds an MA (Hons) in chemistry from Oriel College, Oxford.

Jean-Philippe Courtois (53)

Non-Executive Director and
member of the Audit Committee

Appointed as a Director in February 2008. Jean-Philippe Courtois has close to 30 years’ experience in the global technology industry. He is President of Microsoft International and a board member of PlaNet Finance. Previously he was Chief Executive Officer and President of Microsoft EMEA and has served as co-chairman of the World Economic Forum’s Global Digital Divide Initiative Task Force and on the European Commission Information and Communication Technology Task Force. In 2009, he served as an EU Ambassador for the Year of Creativity and Innovation and, in 2011, was named one of ‘Tech’s Top 25’ by The Wall Street Journal Europe.

Rudy Markham (68)

Non-Executive Director, Chairman of the Audit Committee, member of the Remuneration Committee and the Nomination and Governance Committee

Appointed as a Director in September 2008. Rudy Markham takes a particular interest on behalf of the Board in SHE assurance. He has significant international business and financial experience, having formerly held a number of senior commercial and financial positions worldwide with Unilever, culminating in his appointment as its Chief Financial Officer. He is currently Chairman and Non-Executive Director of Moorfields Eye Hospital NHS Foundation Trust and a
non-executive member of the boards of United Parcel Services Inc., Standard Chartered PLC and Legal & General plc. He is also a non-executive member of the board of the UK Foreign and Commonwealth Office, a member of the supervisory board of CSM NV, a Fellow of the Chartered Institute of Management Accountants and a Fellow of the Association of Corporate Treasurers. He served as a Non-Executive Director of the UK Financial Reporting Council from 2007 to 2012.

Nancy Rothwell (58)

Non-Executive Director, Chairman of the Science Committee, member of the Remuneration Committee and the Nomination and Governance Committee

Appointed as a Director in April 2006. Nancy Rothwell oversees responsible business on behalf of the Board. She is a distinguished life scientist and academic and is the President and Vice-Chancellor of The University of Manchester. She is also President of the Society of Biology and Co-Chair of the Prime Minister’s Council for Science and Technology. Previously she has served as President of the British Neuroscience Association and on the councils of the Medical Research Council, the Royal Society, the Biotechnology and Biological Sciences Research Council, the Academy of Medical Sciences, and Cancer Research UK.

Shriti Vadera (51)

Non-Executive Director and member of the Audit Committee

Appointed as a Director in January 2011. Shriti Vadera has significant experience of emerging markets, and knowledge of global finance and public policy. She is a Non-Executive Director of BHP Billiton Plc and BHP Billiton Limited. She advises investors, governments and companies, and has recently undertaken a range of international assignments such as advising the Republic of Korea as Chair of the G20, the government of Dubai on the restructuring of Dubai World, Temasek Holdings, Singapore on strategy, and a number of banks and investors on the eurozone crisis. She was Minister in the UK government from 2007 to 2009, most latterly in the Cabinet Office and Business Department, working on the government’s response to the financial crisis. From 1999 to 2007, she was on the Council of Economic Advisers, HM Treasury focusing on business and international economic issues. Before that she spent 14 years in investment banking with S G Warburg/UBS in banking, project finance and corporate finance, specialising in emerging markets.

John Varley (57)

Senior independent Non-Executive Director, Chairman of the Remuneration Committee and member of the Nomination and Governance Committee

Appointed as a Director in July 2006. John Varley was formerly Group Chief Executive of the Barclays Group, having held a number of senior positions with the bank during his career, including that of Group Finance Director. He brings additional international, executive business leadership experience to the Board. He is also a Non-Executive Director of BlackRock, Inc., Rio Tinto plc and Rio Tinto Limited, as well as being Chairman of Business Action on Homelessness and of Marie Curie Cancer Care.

Marcus Wallenberg (57)

Non-Executive Director and member of the Science Committee

Appointed as a Director in April 1999. Marcus Wallenberg has international business experience across a broad range of industry sectors, including the pharmaceutical industry from his directorship with Astra prior to 1999. He is the Chairman of Skandinaviska Enskilda Banken AB, AB Electrolux, Saab AB, LKAB and Foundation Asset Management AB. He is a member of the boards of Investor AB, Stora Enso Oyj, Temasek Holdings Limited, the Knut and Alice Wallenberg Foundation and EQT Holdings AB.

6 Notice of Annual General Meeting 2014 and Shareholders’ Circular	AstraZeneca PLC Registered No.2723534 Registered Office 2 Kingdom Street London W2 6BD

6	To approve the annual statement of the Chairman of the Remuneration Committee and the Annual Report on Remuneration for the year ended 31 December 2013, as set out on pages 102 to 113 of the Annual Report, in accordance with section 439 of the Companies Act 2006.

7	To approve the Directors’ Remuneration Policy, as set out on pages 114 to 126 of the Annual Report in accordance with section 439A of the Companies Act 2006, to take effect from 1 January 2015.

8	That the Company and any company which is or becomes a subsidiary of the Company during the period to which this resolution relates be and are hereby authorised to:

(a)	make donations to political parties or independent election candidates;

(b)	make donations to political organisations other than political parties; and

(c)	incur political expenditure;

during the period commencing on the date of this resolution and ending on the date of the Company’s next Annual General Meeting, provided that any such donations and expenditure made by the Company or by any subsidiary shall not exceed US$250,000 per company and together with those made by any subsidiary and the Company shall not exceed in aggregate US$250,000. Any terms used in this resolution which are defined in Part 14 of the Companies Act 2006 shall bear the same meaning for the purposes of this resolution.

9	That:

(a)	the directors be generally and unconditionally authorised pursuant to section 551 of the Companies Act 2006 to:

(i)	allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company:

(A)	up to an aggregate nominal amount of US$105,070,075; and

(B)	comprising equity securities (as defined in the Companies Act 2006) up to an aggregate nominal amount of US$210,140,151 (including within such limit any shares issued or rights granted under paragraph (A) above) in connection with an offer by way of a rights issue:
(I)	to holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and

(II)	to people who are holders of other equity securities if this is required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities;

and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter;

for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 24 July 2015); and

(ii)	make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of this authority and the directors may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired;

(b)	subject to paragraph (c) below, all existing authorities given to the directors pursuant to section 551 of the Companies Act 2006 be revoked by this resolution; and

(c)	paragraph (b) above shall be without prejudice to the continuing authority of the directors to allot shares, or grant rights to subscribe for or convert any security into shares, pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.

Special Resolutions

10	That subject to the passing of Resolution 9 as set out in the Notice of AGM of the Company convened for 24 April 2014 and in place of the power given to them pursuant to the special resolution of the Company passed on 25 April 2013, the directors be generally empowered pursuant to section 570 and section 573 of the Companies Act 2006 to allot equity securities (as defined in the Companies Act 2006) for cash, pursuant to the authority conferred by Resolution 9 in the Notice of AGM as if section 561(1) of the Act did not apply to the allotment.

This power:

(a)	expires (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 24 July 2015), but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

(b)	shall be limited to the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under Resolution 9(a)(i)(B), by way of a rights issue only):

(i)	to the ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	to people who are holders of other equity securities, if this is required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities;

and so that the directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

AstraZeneca PLC Registered No.2723534 Registered Office 2 Kingdom Street London W2 6BD	Notice of Annual General Meeting 2014 and Shareholders’ Circular 7

Notice of Annual General Meeting 2014 and Shareholders’ Circular

(c)	in the case of the authority granted under Resolution 9(a)(i)(A) shall be limited to the allotment of equity securities for cash otherwise than pursuant to paragraph (b) up to an aggregate nominal amount of US$15,762,087.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Companies Act 2006 as if in the first paragraph of this resolution the words ‘pursuant to the authority conferred by Resolution 9 in the Notice of AGM’ were omitted.

11	That the Company be and is hereby unconditionally and generally authorised to make market purchases (within the meaning of section 693(4) of the Companies Act 2006) of its ordinary shares of US$0.25 each in the capital of the Company provided that:

(a)	the maximum number of ordinary shares which may be purchased is 126,096,700;

(b)	the minimum price (exclusive of expenses) which may be paid for each ordinary share is US$0.25; and

(c)	the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of: (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System.

This authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2015 or, if earlier, at the close of business on 24 July 2015 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry).

12	That a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice.

Ordinary Resolution

13	To consider and, if thought fit, pass the following as an ordinary resolution:

That:

(a)	the rules of the AstraZeneca 2014 Performance Share Plan (the Plan), the main features of which are summarised in Appendix 1 to the Shareholders’ Circular, and a copy of which is produced to the meeting and initialled by the Chairman for the purposes of identification, be approved and the Directors be authorised to do all such acts and things as they may consider necessary or expedient to carry the Plan into effect; and

(b)	the Directors be authorised to establish such schedules to the Plan as they may consider necessary in relation to employees in jurisdictions outside the UK, with such modifications as may be necessary or desirable to take account of local securities laws, exchange control and tax legislation, provided that any shares made available under such schedules be treated as counting against the relevant limits on individual and overall participation in the Plan.

By order of the Board:

A C N Kemp

Company Secretary

AstraZeneca PLC

Registered in England No. 2723534

Registered Office: 2 Kingdom Street,

London W2 6BD

20 March 2014

Notes

Security at the AGM

We take the safety of our shareholders and the security of the AGM very seriously. As usual, we will implement a range of security measures at the AGM, based on a thorough assessment of potential risks. We kindly request that everybody entering the AGM meeting room allows their bag or briefcase to be searched. If you are happy to allow a search, you will be welcome to take your bag or briefcase into the meeting room with you. Otherwise, we will politely require you to leave it in the cloakroom for the duration of the meeting.

Entitlement to attend and vote

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only holders of ordinary shares entered in the register of members of the Company by 6.00pm (BST) on Tuesday 22 April 2014 (or their duly appointed proxies), or if this meeting is adjourned, in the register of members by 6.00pm (BST) two days prior to any adjourned meeting, are entitled to attend or vote at the AGM in respect of the number of ordinary shares registered in their name at that time. Changes to the entries in the register of members after 6.00pm (BST) on Tuesday 22 April 2014, or if this meeting is adjourned, in the register of members after 6.00pm (BST), two days prior to any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the AGM.

A registered member of the Company may appoint one or more proxies (who need not be a member of the Company) to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. A member may only appoint a proxy by:

>	Completing and returning the Proxy Form; or
>	Going to the Shareview website, www.shareview.co.uk; or
>	If you are a user of the CREST system (including CREST Personal Members), having an appropriate CREST message transmitted.

You may not use any electronic address provided in this Notice of AGM to communicate with the Company for any purposes other than those expressly stated.

8 Notice of Annual General Meeting 2014 and Shareholders’ Circular	AstraZeneca PLC Registered No.2723534 Registered Office 2 Kingdom Street London W2 6BD

Deadline for receipt of Proxy Form

To be effective, the Proxy Form (or electronic appointment of a proxy) must be received by the Company’s registrar, Equiniti Registrars, not later than 2.30pm (BST) on 22 April 2014, or if this AGM is adjourned, not less than 48 hours before the time for holding such adjourned meeting. The appointment of a proxy will not prevent a shareholder from attending and voting in person at the meeting.

Appointment of proxies through Sharevote and Shareview Websites

Shareholders who would prefer to register the appointment of their proxy electronically via the internet can do so through the Sharevote website, www.sharevote.co.uk, using their personal Authentication Reference Number (this is the series of numbers printed under the headings Voting ID, Task ID and Shareholder Reference Number on the Proxy Form). Alternatively, shareholders who have already registered with Equiniti Registrars’ online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk and clicking on the link to vote. Full details and instructions on these electronic proxy facilities are given on the respective websites.

Appointment of proxies through CREST

CREST members who wish to appoint a proxy or proxies for the AGM, including any adjournment(s) thereof, through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual on the Euroclear website, www.euroclear.com. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given for a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Equiniti Registrars (ID RA19) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host)

from which Equiniti Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to a proxy appointed through CREST should be communicated to the proxy through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Appointment of corporate representatives

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided if two or more representatives purport to vote in respect of the same shares:

>	if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and
>	in other cases, the power is treated as not exercised.

Nominated Persons

Any person to whom this Notice of AGM is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (Nominated Person) may have a right, under an agreement between him or her and the shareholder by whom he or she was nominated, to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he or she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

The statement of the rights of shareholders in relation to the appointment of proxies above does not apply to Nominated Persons. The rights described above can only be exercised by shareholders of the Company.

Members’ requests under section 527 of the Companies Act 2006

Under section 527 of the Companies Act 2006, members meeting the threshold requirements set out in that section have the right to require the Company to publish a statement on a website setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; and/or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the last AGM. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website.

Members’ rights to ask questions

Any member attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

Members’ resolutions and matters under sections 338 and 338A of the Companies Act 2006

Under sections 338 and 338A of the Companies Act 2006, members meeting the threshold requirements in those sections have the right to require the Company: (i) to give, to members of the Company entitled to receive notice of the meeting, notice of a resolution to be moved at the meeting; and/or (ii) to include in the business to be dealt with at the meeting any matter (other than a proposed resolution) which may be properly included in the business unless: (a) (in the case of a resolution only) it would, if passed, be ineffective; (b) it is defamatory of any person; or (c) it is frivolous or vexatious. Such a

AstraZeneca PLC Registered No.2723534 Registered Office 2 Kingdom Street London W2 6BD	Notice of Annual General Meeting 2014 and Shareholders’ Circular 9

Notice of Annual General Meeting 2014 and Shareholders’ Circular

request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authorised by the person or persons making it, must be received by the Company not later than 13 March 2014, being the date six clear weeks before the meeting, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request.

Total voting rights

At 28 February 2014 (being the last practicable date prior to the publication of this Notice of AGM) the Company’s issued share capital consisted of 1,260,967,004 ordinary shares, carrying one vote each. Therefore, the total voting rights of the Company at 28 February 2014 were 1,260,967,004.

Documents available for inspection

The following information may be inspected during business hours at the Company’s registered office and will on the day of the AGM be available for inspection at the Lancaster London Hotel, Lancaster Terrace, London W2 2TY from 2.15pm (BST) until the conclusion of the AGM: (1) a statement of the interests and transactions of Directors and their families in the share capital of the Company and any of its subsidiaries; (2) copies of all contracts of service and letters of appointment under which Directors of the Company are employed by the Company or any of its subsidiaries; (3) a copy of the rules of the AstraZeneca 2014 Performance Share Plan; (4) the Annual Report and Form 20-F Information 2013; and (5) a copy of the Articles.

Voting Results

The results of the voting at the AGM will be announced through a Regulatory Information Service and will appear on our website, www.astrazeneca.com within 14 days of the date of the AGM.

Updated information

Certain information in the Company’s Annual Report and Form 20-F Information 2013 is updated here as follows:

On 7 February 2014, John Varley, a Director of the Company, purchased 4,056 AstraZeneca PLC ordinary shares of $0.25 each at a price of 3848 pence per share. Following this purchase, Mr Varley has a total interest in 9,500 AstraZeneca shares.

On 7 February 2014, Bruce Burlington, a Director of the Company, purchased 500 AstraZeneca American Depositary Shares (ADSs) at a price of $62.92 per ADS. One AstraZeneca ADS equals one AstraZeneca PLC ordinary share of $0.25. Following this purchase, Mr Burlington has a total interest in 2,053 AstraZeneca shares.

On 7 February 2014, Graham Chipchase, a Director of the Company, purchased 400 AstraZeneca PLC ordinary shares of $0.25 each at a price of 3839 pence per share. Following this purchase, Mr Chipchase has a total interest in 1,900 AstraZeneca shares.

On 12 February 2014, Leif Johansson, a Director of the Company, purchased 4,500 AstraZeneca PLC ordinary shares of $0.25 each at a price of SEK 422.56 per share. Following this purchase, Mr Johansson has a total interest in 33,009 AstraZeneca shares.

On 28 February 2014, the proportion of ordinary shares represented by ADSs was 12.57% of the ordinary share capital of the Company in issue on that date.

On 28 February 2014, the number of registered holders of ordinary shares was 102,148 (of which 739 were in the US) and the number of record holders of American depositary receipts on the same date was 2,017 (of which 1,988 were in the US).

On 28 February 2014, there were options outstanding to subscribe over 6,035,146 ordinary shares of the Company, with subscription prices in the range of 1882-3335 pence (weighted average subscription price 2475 pence) and normal expiry dates from 2014 to 2019.

Appendix 1 – Summary of the Astrazeneca 2014 Performance Share Plan

Introduction

The AstraZeneca 2014 Performance Share Plan (the Plan) provides for the grant of performance share awards (Awards) as described below. It was first introduced and approved by shareholders at the AGM in 2005. The plan as approved in 2005 will expire on 27 April 2015 and so the Company seeks to renew the Plan.

Objectives of the Plan

The Plan is intended to link executive reward to the achievement of long term performance targets and the creation of shareholder value, and to ensure that the total reward potential for Executive Directors, the Senior Executive Team and other senior executives globally is competitive.

Nature of Awards

Awards under the Plan will be in respect of ordinary shares in AstraZeneca PLC (Shares) (which may be delivered in the form of American Depositary Shares in the US). Subject to the circumstances referred to below, the vesting of Awards is contingent on the satisfaction of specified performance target(s) and continued employment with the AstraZeneca group. Awards are not pensionable and may not be assigned or transferred, except on a participant’s death, when they may be transferred to the participant’s personal representatives.

The basis of participation

The Remuneration Committee will have responsibility for agreeing any Awards under the Plan and for setting the policy for the way in which the Plan should be operated, including agreeing performance targets and which employees will participate in the Plan. Subject to these policies, all employees of the Company and its subsidiaries, including Executive Directors, are eligible to participate.

Grant of Awards

Awards can be granted at any time that the Remuneration Committee considers is appropriate other than during a close period of the Company. No payment is required for the grant of Awards. If there is a variation in the share capital of the Company (such as a rights issue, capitalisation issue, sub-division, consolidation or reduction of share capital), the number and/or nominal value of Shares under Awards may be adjusted to reflect that variation.

Limits on the issue of Shares under the Plan

Under the terms of the Plan, Awards may not be granted under the Plan if they would cause:

>	the number of Shares issued or issuable under Awards granted in the preceding 10 years under the Plan and any other employees’ share scheme established by the Company, or which have been issued in the preceding 10 years under any such schemes to exceed 10% of the issued share capital of the Company from time to time; or
>	the number of Shares issued or issuable under Awards granted in the preceding 10 years under the Plan and any other discretionary share scheme established by the Company, or which have been issued in the preceding 10 years under any such schemes to exceed 5% of the issued share capital of the Company from time to time.

Treasury shares shall for this purpose be treated as if they were issued Shares. Awards may be granted over existing Shares and the percentage limits stated above will not apply to such existing Shares.

To the extent that Shares to satisfy Awards under the Plan are purchased (rather than issued), this may be done through the AstraZeneca Employee Benefit Trust (the Trust). The Trust is resident in Guernsey and its trustee is an independent professional trustee company. It is not entitled to hold 5% or more of the Company’s issued share capital at any one time without the prior approval of shareholders nor may it vote at shareholders’ meetings in respect of any Shares it holds which have not vested.

10 Notice of Annual General Meeting 2014 and Shareholders’ Circular	AstraZeneca PLC Registered No.2723534 Registered Office 2 Kingdom Street London W2 6BD

Performance and vesting period

An Award will not generally vest before the third anniversary of its date of grant and unless the specified performance target(s) have been met at the end of a three year performance period.

Awards granted under the Plan after the 2014 AGM may be made subject to a two year holding period after the third anniversary of the date of grant. Awards that are subject to the holding period will generally vest at the end of the holding period. It is intended that the two year holding period will only apply to Executive Directors.

Performance targets

The Remuneration Committee will determine performance measures and targets for Awards granted under the Plan at the start of the relevant three year performance period and allocate weightings to those measures as it considers appropriate, taking into account strategic and business priorities. The performance measures are designed to incentivise performance in furtherance of the Company’s business strategy and to reward commercial, scientific and financial success.

Currently, the performance measures are a combination of total shareholder return, cumulative cash flow, sales of medicines in key therapy areas and territories, and innovation metrics, each with equal weighting.

All the performance measures have a payout curve. Typically performance measures will be structured such that 25% of the Award will vest for threshold level performance. The Remuneration Committee will determine the relationship between threshold and target performance levels at the date of each grant of an Award. Further details about the Company’s policy on the Plan are set out on page 118 of the Directors’ Remuneration Report in the AstraZeneca 2013 Annual Report & 20-F Information.

Malus and clawback

The Remuneration Committee may exercise its discretion to reduce or cancel any portion of an unvested Award, or reclaim or require the repayment of an Award that has vested, in certain circumstances. These circumstances include but are not limited to: (i) material misstatement of the results of the Group, (ii) significant reputational damage to the Group or (iii) serious misconduct by the individual.

The Remuneration Committee may exercise its discretion to clawback Awards for up to two years from the vesting date in the case of (i) and (ii) and for up to six years from the vesting date in all other circumstances.

Individual limit

In respect of any financial year, the maximum number of Shares which may be put under an Award in respect of any employee will be such number as has a total market value equal to 500% of that employee’s basic salary.

The actual individual limits which will apply under the Plan will be set by the Remuneration Committee from time to time within the maximum individual limit described above.

Rights attaching to Shares prior to the vesting of Awards

A participant has no rights in relation to the Award or to the Shares which are the subject of the Award until it has vested.

Cessation of employment before an Award has vested

If a participant ceases employment with the AstraZeneca group before an Award has vested, his or her Award(s) will generally lapse. However, if a participant dies or leaves employment in certain circumstances such as ill health, injury, disability, retirement, redundancy or his or her employing business being sold or transferred outside the AstraZeneca group then:

(i)	where cessation of employment occurs before the end of the performance period, the Award will vest pro rata to the time elapsed between the date of grant of the Award and the date of cessation of employment at the end of the relevant performance period, subject to the satisfaction of the performance target(s) measured over the relevant performance period. However, the Remuneration Committee may permit the Award to vest immediately on cessation of employment to the extent that the performance target(s) has been met from the date of grant to the date of cessation of employment. If the Remuneration Committee believes that exceptional circumstances warrant this, it may exercise its discretion to vest the Award on another basis; and

(ii)	where cessation of employment occurs during any applicable holding period, the Award will vest in respect of all the Shares that continue to be subject to the Award as soon as practicable following cessation of employment.

Any Award of a participant whose employment has been terminated for gross misconduct will lapse immediately on termination.

Payment on account of dividends

On vesting of an Award the participant may receive an amount (in cash or shares) equivalent to the dividends which have accrued in respect of the proportion (if any) of the Award that actually vests.

Transfer or issue of shares once the Award has vested

Once a participant’s Award has vested, the relevant number of Shares will be transferred or issued to the participant as soon as practicable. All Shares allotted or transferred under the Plan will carry the same rights as all other issued ordinary Shares in the Company (except for entitlements arising before the date of acquisition by the participant) and where necessary application will be made for the Shares to be admitted to listing and trading on the London Stock Exchange.

Change of control

If there is a change of control of the Company, Awards will vest on the change of control, pro-rata to the time elapsed between the date of grant of an Award and the change of control (or the third anniversary of grant if earlier), to the extent that the performance target(s) has been met up to the date of the change of control (or the most practicable earlier date having regard to the relevant performance target(s)). The Remuneration Committee will, in addition, and if it believes that exceptional circumstances warrant this, have discretion to take into account any other factors it believes to be relevant in determining the extent to which Awards will vest in these circumstances.

Duration of the Plan

No Award may be granted after 10 years from the date of shareholder approval of the Plan.

Amending the rules of the Plan

The Company (acting through the Board or the Remuneration Committee) has authority to amend the rules of the Plan, provided that no amendment to the advantage of participants may be made to provisions relating to:

>	eligibility to be a participant;
>	the limits on the number of Shares which can be issued under the Plan;
>	maximum entitlement for any one participant;
>	the basis for determining a participant’s entitlement to Shares and the terms on which they can be acquired; and
>	any adjustment in the event of a variation in the Company’s share capital without the prior approval of shareholders in general meeting unless the amendment is minor and made to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment.

Additional schedules to the rules can be adopted to operate the Plan outside the UK. These schedules can vary the rules of the Plan to take account of any securities, exchange control or taxation laws or regulations. The Shares issued under any additional schedule will count towards the overall limit on the number of Shares that may be issued under the Plan.

AstraZeneca PLC Registered No.2723534 Registered Office 2 Kingdom Street London W2 6BD	Notice of Annual General Meeting 2014 and Shareholders’ Circular 11

Registered office and

corporate headquarters

AstraZeneca PLC

2 Kingdom Street

London W2 6BD

UK

Tel: +44 (0)20 7604 8000

Fax: +44 (0)20 7604 8151

Investor relations

ir@astrazeneca.com

UK: as above

US

Investor Relations

AstraZeneca Pharmaceuticals LP

1800 Concord Pike

PO Box 15437

Wilmington

DE 19850-5437

US

Tel: +1 (302) 886 3000

Fax: +1 (302) 886 2972

Registrar

Equiniti Limited

Aspect House

Spencer Road

Lancing

West Sussex BN99 6DA

UK

Tel: (freephone in the UK)

0800 389 1580

Tel: (outside the UK)

+44 (0)121 415 7033

Swedish Central

Securities Depository

Euroclear Sweden AB

PO Box 191

SE-101 23 Stockholm

Sweden

Tel: +46 (0)8 402 9000

US Depositary JPMorgan Chase & Co PO Box 64504 St Paul MN 55164-0504 US Tel: (toll free in the US) 800 990 1135 Tel: (outside the US) +1 (651) 453 2128 jpmorgan.adr@wellsfargo.com

A copy of this Notice of AGM, and other information required by section 311A of the Companies Act 2006 is available online at www.astrazeneca.com/ noticeofmeeting2014